FOR IMMEDIATE RELEASE

COMPANY CONTACT:

Karl Spurzem                  Michael Sophie
Director, Investor Relations  Chief Financial Officer
(408) 866-3666                (408) 866-3666

            P-COM, INC. ANNOUNCES RESULTS FOR FIRST QUARTER OF 1998
-------------------------------------------------------------------------------

  CAMPBELL, CA, USA (April 16, 1998) -- P-Com, Inc. (NASDAQ National Market:
PCMS), reported results for its first quarter ended March 31, 1998 with net sales of $58.6 million, a 33% increase over $44.2 million in net sales for the comparable quarter of 1997.

  The first quarter of 1998 results of operations, without giving effect to a one time in-process research and development charge associated with an acquisition, were a fully taxed net income of $5.1 million or diluted earnings per share of $0.12 with weighted average common and common equivalent shares of 48.2 million, an increase of 200% over the diluted earnings per share of $0.04 for the prior year's first quarter which exceeded the consensus of the analysts expectations.

  As previously announced on March 28, 1998, the Company completed the acquisition of certain of the assets of the Wireless Communications Group of Cylink Corporation located in Sunnyvale, CA. The acquisition has been accounted for under the purchase method of accounting. In connection with the acquisition, the Company incurred a one time in-process research and development charge of $33.9 million.

  This one time charge caused the Company's net loss for the quarter of $17.2 million which compares to net income of $1.7 million for the comparable period last year. The basic and diluted net loss results of $0.40 per share with weighted average common shares of 43.0 million in the first quarter of 1998 compares to diluted earnings per share of $0.04 with weighted average common and common equivalent shares of 43.2 million for the prior year's first quarter.

  P-Com's Chairman and Chief Executive Officer George P. Roberts said, "Our efforts in the quarter were highlighted by successfully completing the acquisition of certain of the assets of the Wireless Communications Group from Cylink Corporation. We believe this transaction will position P-Com well in important regions of the world where we can leverage our technology, products and services. Globally, demand remained strong during the quarter for

                                   --more--

P-COM, INC. ANNOUNCES RESULTS FOR FIRST QUARTER OF 1998
-------------------------------------------------------------------------------

point-to-point and spread spectrum radio products as deregulation trends have continued to provide opportunities to further grow our business."

  P-Com's Chief Financial Officer Michael J. Sophie said, "We believe the successful operating results for the quarter which included a 33% sales growth and 200% earnings per share growth as compared to the first quarter of 1997 are indicative that our strategies of customer oriented research and development and acquisitions which focus on complementary products, increased marketing channels, and new technology are delivering positive results."

  P-Com, Inc. develops manufactures and markets network access systems for the worldwide wireless telecommunications market. The point-to-point, spread spectrum, and point-to-multipoint radio links provided by P-Com are designed to satisfy the network requirements of cellular and personal communications services, corporate communications, public utilities, local governments, local exchange carriers and inter-exchange carriers.

  Statements in this release that are forward looking involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance that may be suggested in this release. Such factors may include, but are not limited to, reliance upon subcontractors, fluctuations in customer demand and commitments, both in timing and volume, pricing and competition, the Company's ability to have available an appropriate amount of production capacity in a timely manner, the ability of the Company's customers to finance their purchases of the Company's products and/or services, the timing of new technology and product introductions and the risk of early obsolescence. Further, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond the Company's control. Reference is made to the discussion of risk factors detailed in the Company's filings with the Securities and Exchange Commission, including its reports on Form 10-K and 10-Q.

  P-Com, Inc., with world headquarters in Campbell, California, USA and offices in Florida, New Jersey, Virginia, the UK, Italy, France, Germany, Poland, Mexico, and China, is an ISO 9001 certified company. For additional information, contact P-Com at:

     P-Com, Inc. * 3175 S. Winchester Boulevard * Campbell, CA 95008 * USA

                   TEL: (408) 866-3666 * FAX: (408) 866-3655

                                   --more--

                                  P-COM, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                      March 31, 1998 December 31,
                                       (unaudited)       1997
                                      -------------- ------------
ASSETS
Current assets:
  Cash and cash equivalents              $ 25,922      $ 88,145
  Accounts receivable, net                 68,667        70,883
  Notes receivable                            207           205
  Inventories                              74,848        58,003
  Prepaid expenses and other assets        15,514        12,329
                                         --------      --------
    Current assets                        185,158       229,565
Property and equipment, net                39,656        32,313
Deferred income taxes                      13,117         1,697
Goodwill and other assets                  59,340        41,946
                                         --------      --------
                                         $297,271      $305,521
                                         ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                       $ 38,193      $ 38,043
  Accrued employee benefits                 2,810         3,930
  Other accrued liabilities                10,519         6,255
  Income taxes payable                      9,249         6,409
  Notes payable                               245           293
                                         --------      --------
    Current liabilities                    61,016        54,930
Long term debt                            102,255       101,690
Minority interest                             705           604
Stockholders' equity:
  Common stock                                  4             4
  Additional paid-in capital              134,165       131,735
  Retained earnings                         1,131        18,380
  Cumulative translation adjustment        (2,005)       (1,822)
                                         --------      --------
    Total stockholders' equity            133,295       148,297
                                         --------      --------
                                         $297,271      $305,521
                                         ========      ========

                                    --more--

                                  P-COM, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (In thousands, except per share data)
                                  (unaudited)

                                                   Quarter Ended
                                                     March 31,
                                                    1998     1997
                                                  --------  -------
Sales                                             $ 58,637  $44,227
Cost of sales                                       33,512   27,452
                                                  --------  -------
  Gross Profit                                      25,125   16,775
                                                  --------  -------

Operating expenses:
  Research and development                           7,728    6,774
  Selling and marketing                              4,225    2,915
  General and administrative                         3,958    3,437
  Goodwill amortization                                631      346
  Purchase of in-process research and development   33,856       --
                                                  --------  -------
    Total operating expenses                        50,398   13,472
                                                  --------  -------

Income (loss) from operations                      (25,273)   3,303

Interest and other income (expense), net              (864)     (72)
                                                  --------  -------

Income (loss) before income taxes                  (26,137)   3,231

Provision (benefit) for income taxes                (8,888)   1,553
                                                  --------  -------

Net income (loss)                                 $(17,249) $ 1,678
                                                  ========  =======

Net income (loss) per share:
 Basic                                            $  (0.40) $  0.04
                                                  ========  =======
 Diluted                                          $  (0.40) $  0.04
                                                  ========  =======
Shares used in per share computation:
 Basic                                              42,951   41,371
                                                  ========  =======
 Diluted                                            42,951   43,238
                                                  ========  =======

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